Mail Stop 4561

      August 26, 2005



Mr. Daniel R. McAuliffe, Jr.
Chief Financial Officer and Director
Citigroup Managed Futures LLC
399 Park Avenue - 7th Floor
New York, NY  10022

Re:	Smith Barney Diversified Futures Fund L.P.
Form 10-K for the fiscal year ended December 31, 2004
      Form 10-Q for the quarterly period ended March 31, 2005
      File No. 0-26132

Dear Mr. McAuliffe:

      We have reviewed your first response letter dated August 23, 2005 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2004

Investment in Partnership, page F-12

1. We note your response to prior comment 1. Please provide us with the results of your significance testing under Rule 3-09 of Regulation S-X as it relates to your allocation of capital to the CMF
Winton Master Fund, L.P. ("Winton Master Fund") effective November
1,
2004. Please confirm to us that you will continue to monitor your allocations of capital to 50%-Or-Less-Owned Entities under this rule.
Additionally, please include disclosure of assets and liabilities within summarized information of CMF Winton Fund in future filings.
Reference is made to Rule 4-08(g) of Regulation S-X.



Form 10-Q for the Quarter Ended March 31, 2005

2. With respect to your allocation of funds to the CMF Campbell Master Fund L.P. ("Campbell Master Fund") effective January 1, 2005, it appears to us that Campbell Master Fund has a significance level in excess of 20% based upon testing under Rule 3-09 of Regulation S-
X. Please confirm that you will include the financial statements of
Campbell Master Fund in your Form 10-K for the year ended December 31, 2005 and other future filings, as appropriate. Additionally, please disclose assets and liabilities of Campbell Master Fund within your summarized information that you include within future interim period filings.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



      Steven Jacobs
      Branch Chief



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Mr. Daniel R. McAuliffe, Jr.
Smith Barney Diversified Futures Fund L.P.
August 26, 2005
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